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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  ____)*

PIXELWORKS, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
72581M107
(CUSIP Number)
Leonard, Street and Deinard, P.A.
Attn: Albert A. Woodward, Esq.
150 South Fifth Street, Suite 2300
Minneapolis, MN 55402
612-335-1500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 1, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	72581M107	Page	2	of	16

1	NAMES OF REPORTING PERSONS Xenia Contrarian Partners, L.P. I.R.S. IDENTFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-4075389

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,300,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,300,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,300,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.97%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	72581M107	Page	3	of	16

1	NAMES OF REPORTING PERSONS The Oak Ridge Financial Services Group, Inc. I.R.S. IDENTFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 41-1868775

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Minnesota

	7	SOLE VOTING POWER

NUMBER OF		100,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		100,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	100,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.23%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	72581M107	Page	4	of	16

1	NAMES OF REPORTING PERSONS Sugar Hills Capital Management LLC I.R.S. IDENTFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 26-2280140

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		200,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		200,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	200,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.46%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	72581M107	Page	5	of	16

1	NAMES OF REPORTING PERSONS Marc H. Kozberg Revocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		200,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,300,000(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		200,000

WITH	10	SHARED DISPOSITIVE POWER

1,300,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,500,000(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.43%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Represents or includes 1,300,000 shares held by Xenia Contrarian Partners, L.P. (“XCP”). Marc H. Kozberg, the grantor of the Marc H. Kozberg Revocable Trust, is a general partner of XCP, and as such may be deemed to have shared voting and dispositive power of the shares held by XCP.

CUSIP No.	72581M107	Page	6	of	16

1	NAMES OF REPORTING PERSONS Robert C. Klas, Sr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		345,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,300,000(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		345,000

WITH	10	SHARED DISPOSITIVE POWER

1,300,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,645,000(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.76%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Represents or includes 1,300,000 shares held by XCP. Robert C. Klas, Sr. is a general partner of XCP, and as such may be deemed to have shared voting and dispositive power of the shares held by XCP.

CUSIP No.	72581M107	Page	7	of	16

1	NAMES OF REPORTING PERSONS Charles Barry

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		200,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,300,000(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		200,000

WITH	10	SHARED DISPOSITIVE POWER

1,300,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,500,000(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.43%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Represents or includes 1,300,000 shares held by XCP. Charles Barry is a general partner of XCP, and as such may be deemed to have shared voting and dispositive power of the shares held by XCP.

ITEM 1. SECURITY AND ISSUER.
     This statement on Schedule 13D (this “Statement”) relates to the common stock (the “Common Stock”) of Pixelworks, Inc., an Oregon corporation (the “Issuer”). The principal executive offices of the Issuer are located at 8100 SW Nyberg Road, Tualatin, Oregon 97062.
ITEM 2. IDENTITY AND BACKGROUND.
(a) — (c)
     This Statement is being filed by Xenia Contrarian Partners, L.P. (“XCP”), The Oak Ridge Financial Services Group, Inc. (“ORFSG”), Sugar Hills Capital Management LLC (“SHCM”), Marc H. Kozberg Revocable Trust, Robert C. Klas, Sr., and Charles Barry (each a “Reporting Person” and collectively, the “Reporting Persons”).
     As of the date of this filing, the Reporting Persons are the beneficial owners of, in the aggregate, 2,345,000 shares of Common Stock, representing approximately 5.36% of the shares of the Issuer’s Common Stock presently outstanding.
     XCP is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of XCP is 701 Xenia Avenue South, Suite 100, Golden Valley, Minnesota 55416. Messrs. Robert C. Klas, Sr., Marc Kozberg, Charles Barry and Jess Ravich are the general partners of XCP.
     ORFSG is a Minnesota corporation and is a registered broker-dealer and investment banking firm. The address of the principal business and principal office of ORFSG is 701 Xenia Avenue South, Suite 100, Golden Valley, Minnesota 55416. Messrs. Robert C. Klas, Sr., Marc Kozberg, Charles Barry and Jess Ravich are the shareholders of ORFSG. Marc Kozberg, Michael Leonard and James Potter are the directors of ORFSG and are also officers of ORFSG. Susanne Miller, Lisa Newman and Thomas Niemiec are also officers of ORFSG.
     SHCM is a Delaware limited liability company formed to be the general partner of a private equity fund. The address of the principal business and principal office of SHCM is 7667 Tenth Street, Saint Paul, Minnesota 55128. Gregory Larson is the sole member and manager of SHCM.
     The principal occupation and address of each Reporting Person who is an individual and of the other individuals referenced above are set forth on Schedule I and incorporated by reference in this Item 2.
(d) — (e)
     During the last five years, none of the Reporting Persons or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Each natural person identified in Item 2 is a citizen of the United States.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     All purchases of Common Stock by the Reporting Persons were made in open market transactions. The transactions effected in the past sixty (60) days are set forth on the attached Schedule II and incorporated by reference in this Item 3. All such purchases of Common Stock were funded by working capital in the case of Reporting Persons who are entities and personal funds in the case of Reporting Persons who are individuals and trust funds in the case of the Marc H. Kozberg Revocable Trust. The amount of funds expended for such purchases by each Reporting Person is set forth on the attached Schedule II and incorporated by reference in this Item 3.
ITEM 4. PURPOSE OF TRANSACTION.
     Each of the Reporting Persons acquired beneficial ownership of the shares of Common Stock of the Issuer to which this Statement relates in order to obtain a significant equity position in the Issuer, the Common Stock of which, in the opinion of the Reporting Persons, has been significantly undervalued. The Reporting Persons intend to explore opportunities to enhance shareholder value and may retain an investment banking firm to assist with such efforts.
     The Reporting Persons consider their equity position to be for investment purposes. Each of the Reporting Persons may acquire additional shares of the Issuer’s Common Stock or sell or otherwise dispose of any or all of the shares of Common Stock beneficially owned by him or it, in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may also take any other action with respect to the Issuer or its Common Stock in any manner permitted by law.
     Except as set forth in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the willingness of the Issuer’s management and Board of Directors to meet with and consider suggestions of the Reporting Persons, the Issuer’s financial position and business strategy, the price levels of the shares of the Issuer’s Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate subject to compliance with applicable law, including, without limitation, communicating and meeting with other significant shareholders of the Issuer, making proposals to the Issuer concerning changes to the capitalization, organizational documents, ownership structure, management and/or board composition or operations of the Issuer, purchasing additional shares of the Issuer’s Common Stock, selling some or all of their shares of the Issuer’s Common Stock, making an offer to purchase the Issuer, encouraging the sale of the Issuer or other fundamental corporate changes, seeking representation on the Issuer’s Board of Directors or changing their intention with respect to any and all matters referred to in this Item 4.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a) All information as to percentage ownership of the Issuer’s Common Stock set forth in this Statement is as of the date hereof, based upon the 43,781,207 shares of Common Stock reported by the Issuer to be issued and outstanding as of March 24, 2008 in its Definitive Proxy Statement filed on Schedule 14A, as filed with the Securities and Exchange Commission on April 7, 2008 (the “Issued and Outstanding Shares”).
     XCP beneficially owns 1,300,000 shares of Common Stock, constituting approximately 2.97% of the Issued and Outstanding Shares.
     ORFSG beneficially owns 100,000 shares of Common Stock, constituting approximately 0.23% of the Issued and Outstanding Shares.
     SHCM beneficially owns 200,000 shares of Common Stock, constituting approximately 0.46% of the Issued and Outstanding Shares.
     Marc H. Kozberg Revocable Trust beneficially owns 200,000 shares of Common Stock, constituting approximately 0.46% of the Issued and Outstanding Shares. As a general partner of XCP and as grantor of such revocable trust, Marc H. Kozberg may be deemed to have shared voting and dispositive power of the 1,300,000 shares of Common Stock (2.97% of the Issued and Outstanding Shares) held by XCP, constituting an aggregate of 1,500,000 shares of Common Stock or 3.43% of the Issued and Outstanding Shares.
     Robert C. Klas, Sr. beneficially owns 345,000 shares of Common Stock, constituting approximately 0.79% of the Issued and Outstanding Shares. As a general partner of XCP, he may be deemed to have shared voting and dispositive power of the 1,300,000 shares of Common Stock (2.97% of the Issued and Outstanding Shares) held by XCP, constituting an aggregate of 1,645,000 shares of Common Stock or 3.76% of the Issued and Outstanding Shares.
     Charles Barry beneficially owns 200,000 shares of Common Stock, constituting approximately 0.46% of the Issued and Outstanding Shares. As a general partner of XCP, he may be deemed to have shared voting and dispositive power of the 1,300,000 shares of Common Stock (2.97% of the Issued and Outstanding Shares) held by XCP, constituting an aggregate of 1,500,000 shares of Common Stock or 3.43% of the Issued and Outstanding Shares.
(b) Each of the Reporting Persons may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph (a) of this Item 5, except that Messrs. Klas, Kozberg and Barry, by reason of their being general partners of XCP, have shared authority to vote and dispose of the shares of Common Stock of XCP. Such persons disclaim beneficial ownership of such shares.

     Except as set forth above, each of the other Reporting Persons may be deemed to have sole voting and dispositive power with respect to the shares each reports as beneficially owned by such Reporting Person. Except to the extent expressly stated herein, each Reporting Person disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Person.
(c) No person identified in Item 2 hereof has effected any transaction in shares of such Common Stock during the sixty (60) days preceding the date of this filing, except to the extent disclosed herein on Schedule II and incorporated by referenced in this Item 5(c).
(d) Not applicable.
(e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
     None.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Exhibit A:      Joint Filing Agreement, dated as of May 6, 2008, by and among the Reporting Persons.
Exhibit B:      Power of Attorney for the Reporting Persons dated as of May 6, 2008.

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Dated: May 6, 2008

/s/ Robert C. Klas, Sr.
Robert C. Klas, Sr.

/s/ Charles Barry
Charles Barry

Marc H. Kozberg Revocable Trust
By:	/s/ Marc H. Kozberg
Its: Trustee

Xenia Contrarian Partners, L.P.
By:	/s/ Marc H. Kozberg
Its: General Partner

Oak Ridge Financial Services Group, Inc.
By:	/s/ Marc H. Kozberg
Its: Chief Executive Officer

Sugar Hills Capital Management LLC
By:	/s/ Gregory Larson
Its: Manager

SCHEDULE I

Name	Principal Occupation	Principal Business Address
Marc Kozberg	Chief Executive Officer	701 Xenia Avenue
	Oak Ridge Financial	Suite 100
	Services Group, Inc.	Golden Valley, MN 55416

Robert C. Klas, Sr.	Chief Executive Officer	c/o The Tapemark Company
	The Tapemark Company	1685 Marthaler Lane
West St. Paul, MN 55118

Charles Barry	Chief Executive Officer	5959 Trenton Lane
	Twin City Fan Corp.	Minneapolis, MN 55442

Gregory Larson	Manager	7667 Tenth Street
	Sugar Hills Capital	St. Paul, MN 55128
Management LLC

Jess Ravich	Chairman	11766 Wilshire Blvd
	Libra Securities	Suite 870
Los Angeles, CA 90025

Michael Leonard	President	701 Xenia Avenue
	Oak Ridge Financial	Suite 100
	Services Group, Inc.	Golden Valley, MN 55416

James Potter	Chief Compliance Officer	701 Xenia Avenue
	Oak Ridge Financial	Suite 100
	Services Group, Inc.	Golden Valley, MN 55416

Susanne Miller	Director of Operations	701 Xenia Avenue
	Oak Ridge Financial	Suite 100
	Services Group, Inc.	Golden Valley, MN 55416

Lisa Newman	Chief Financial Officer	701 Xenia Avenue
	Oak Ridge Financial	Suite 100
	Services Group, Inc.	Golden Valley, MN 55416

Thomas Niemiec	Senior Managing Director	701 Xenia Avenue
	Oak Ridge Financial	Suite 100
	Services Group, Inc.	Golden Valley, MN 55416

SCHEDULE II
     This schedule sets forth information with respect to each purchase of Common Stock which was effectuated by a Reporting Person during the past sixty (60) days. All transactions were effectuated in the open market through a broker except to the extent set forth in Item 3 above.
Shares purchased by Xenia Contrarian Partners, L.P.

Date Purchased	Number of Shares	Price Per Share	Costs
4/16/2008	3,920	$.6505	$2,549.96
4/17/2008	14,456	$.6572	$9,500.48
4/28/2008	7,280	$.5800	$4,222.40
4/29/2008	74,344	$.5800	$43,119.52

Total	100,000		$59,392.36
Shares purchased by Sugar Hills Capital Management LLC

Date Purchased	Number of Shares	Price Per Share	Costs
5/1/2008	20,000	$.6100	$12,200.00
5/1/2008	60,000	$.5900	$35,400.00
5/1/2008	40,000	$.6000	$24,000.00
5/2/2008	31,100	$.6630	$20,619.30
5/5/2008	17,113	$.7000	$11,979.10
5/5/2008	31,787	$.6900	$21,933.03

Total	200,000		$126,131.43
Shares purchased by Marc H. Kozberg Revocable Trust

Date Purchased	Number of Shares	Price Per Share	Costs
5/1/2008	200,000	$.6000	$120,000.00

Total	200,000		$120,000.00
     Shares purchased by Robert C. Klas, Sr.

Date Purchased	Number of Shares	Price Per Share	Costs
3/12/2008	20,000	$.7380	$14,760.00

Total	20,000		$14,760.00
Shares purchased by Charles Barry

Date Purchased	Number of Shares	Price Per Share	Costs
4/29/2008	100,000	$.5840	$58,400.00
5/1/2008	100,000	$.5999	$59,990.00

Total	200,000		$118,390.00

EXHIBIT A
JOINT FILING AGREEMENT
     Each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock of Pixelworks, Inc., and further agrees that this Joint Filing Agreement be included as an exhibit to such filings; provided, that, no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.
     IN WITNESS WHEREOF, the undersigned has duly executed this Joint Filing Agreement as of this 6th day of May, 2008.

/s/ Robert C. Klas, Sr.
Robert C. Klas, Sr.

/s/ Charles Barry
Charles Barry

Marc H. Kozberg Revocable Trust
By:	/s/ Marc H. Kozberg
Its: Trustee

Xenia Contrarian Partners, L.P.
By:	/s/ Marc H. Kozberg
Its: General Partner

Oak Ridge Financial Services Group, Inc.
By:	/s/ Marc H. Kozberg
Its: Chief Executive Officer

Sugar Hills Capital Management LLC
By:	/s/ Gregory Larson
Its: Manager

EXHIBIT B
POWER OF ATTORNEY
     Each of the undersigned hereby appoints MARC KOZBERG and CHARLES BARRY, or any of them, his or its true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, Schedule 13G, any amendments thereto and any related documentation which may be required to be filed as a result of the undersigned’s beneficial ownership of, or participation in a group with respect to, securities directly or indirectly beneficially owned by any of the undersigned or any of their affiliates in Pixelworks, Inc., and granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which he or it might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof. The authority of MARC KOZBERG and CHARLES BARRY, or any of them, under this Power of Attorney shall continue with respect to the undersigned until the undersigned is no longer required to file Schedule 13Ds or Schedule 13Gs unless revoked earlier in writing.
     IN WITNESS WHEREOF, the undersigned has duly executed this Joint Filing Agreement as of this 6th day of May, 2008.

/s/ Robert C. Klas, Sr.
Robert C. Klas, Sr.

/s/ Charles Barry
Charles Barry

Marc H. Kozberg Revocable Trust
By:	/s/ Marc H. Kozberg
Its: Trustee

Xenia Contrarian Partners, L.P.
By:	/s/ Marc H. Kozberg
Its: General Partner

Oak Ridge Financial Services Group, Inc.
By:	/s/ Marc H. Kozberg
Its: Chief Executive Officer

Sugar Hills Capital Management LLC
By:	/s/ Gregory Larson
Its: Manager